DORSEY
DORSEY & WHITNEY LLP

RECEIVED
2007 JUL -3 A 8:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024849

June 29, 2007

SUPPL

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Report of Voting Results filed on Sedar on June 28, 2007 pursuant to National Instrument 51-102.

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

dw 7/3

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

ADDAX PETROLEUM

REPORT OF VOTING RESULTS
National Instrument 51-102 – *Continuous Disclosure Obligations* (Section 11.3)

In respect of the annual and special meeting of shareholders of Addax Petroleum Corporation (the "**Corporation**" or "**Addax Petroleum**") held on June 28, 2007 (the "**Meeting**"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of each vote:

	Description Of Matter	Outcome Of Vote
1.	Appointing Deloitte & Touche LLP, as auditor of the Corporation.	Carried [1]
2.	Authorizing the Audit Committee of the Corporation to fix the remuneration of the auditor of the Corporation.	Carried [1]
3.	Fixing the number of directors to be elected at eight.	Carried [1]

[1] Vote conducted by a show of hands.

DM_CGY/222329-00001/3661 1.1

4.	Electing the following nominees as directors of Addax Petroleum to hold office until the next annual meeting of shareholders or until their successors are elected or appointed: Peter Dey Jean Claude Gandur Brian Anderson James Davie Stephen Paul de Heinrich Gerry Macey Afolabi Oladele Wesley Twiss	Carried [1]
5.	Approving the Directors' Shares in Lieu of Cash Compensation Plan, as more particularly described in the Management Proxy Circular of the Corporation dated May 29, 2007.	Carried [1]
6.	Approving the proposed amendments to Addax Petroleum's Long Term Incentive Plan, as more particularly described in the Management Proxy Circular of the Corporation dated May 29, 2007.	Carried [1]

[1] Vote conducted by a show of hands.

Results of "passive foreign investment company status"

The Corporation believes that they are a "passive foreign investment company" under the U.S. Internal Revenue Code and if the Corporation is or becomes a "passive foreign investment company" there may be adverse U.S. tax consequences for investors in the United States.

Potential investors that are U.S. taxpayers should be aware that the Corporation considers itself to be ~~we believe we are currently~~ a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code ("PFIC") and expects to be a PFIC for future taxable years. Because the Corporation is currently and expects, to be a PFIC, any gain recognized on the sale of Common Shares and any "excess distributions" (as specifically defined) paid on the Common Shares must be ratably allocated to each day in a U.S. taxpayer's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a "QEF election" generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of the Corporation's "net capital gain" and "ordinary earnings" (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed. The Corporation intends to satisfy the record keeping requirements and provide the required information under the QEF rules in the event a U.S. taxpayer wishes to make a QEF election. However, a holder of a warrant may not make a QEF election that will apply to such warrant or to Common Shares subject to the warrant. With respect to a U.S. Holder who holds a warrant, the holding period with respect to Common Shares acquired upon exercise of such warrant shall include the period that the note was held. The general effect of these rules is that (a) under the special taxation rules for PFICs discussed above, excess distributions and gains realized on the disposition of Common Shares received upon exercise of a warrant will be spread over the entire holding period for the warrants and the Common Shares acquired thereby and (b) even if a U.S. Holder makes a QEF election upon exercise of the warrant and receipt of the Common Shares, that election generally will not be a timely QEF election with respect to such Common Share and thus, the special taxation rules with respect to PFICs discussed above will continue to apply. However, a U.S. Holder receiving Common Shares upon the exercise of a warrant generally will be eligible to make an effective QEF election as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such Common Shares if such U.S. Holder also makes an election to recognize gain (which will be taxed under the PFIC rules) as if such Common Shares were sold on such date at fair market value. In addition, under the Treasury Regulations, a disposition, other than by exercise, of a warrant generally will be subject to the special taxation rules for PFICs discussed above. See Tax Considerations—U.S. Federal Income Tax Considerations.

As a second alternative, a U.S. taxpayer may make a "mark-to-market election" if the Corporation is a PFIC and the Common Shares are "marketable stock" (as specifically defined). However, this may have a negative impact on the tax treatment of PFIC shares the U.S. Holder is deemed to own by virtue of the Common Shares held in the Corporation. See discussion below

and under Tax Considerations—U.S. Federal Income Tax Considerations. A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer's tax basis in such Common Shares. However, because of the rules described above which treat noteholders as holding Common Shares received on exercise of warrants for the period during which they held the warrants, a U.S. Holder will be treated as making a mark-to-market election after the beginning of such U.S. Holder's holding period for Common Shares received on exercise of the warrants. Since the U.S. Holder also is not treated as having made a timely QEF election under these same rules, the special taxation rules for PFICs described above will apply to dispositions of and distributions on the Common Shares received on exercise of the warrants during the year in which the mark-to-market election is made. Because of the different rules applicable to Common Shares acquired on exercise of warrants, a U.S. Holder who holds both Common Shares received in the Offering and on exercise of warrants will need to account for them separately under the PFIC rules.

Potential Investments in PFIC Companies

The Corporation expects to hold shares in c~~C~~ompanies that will be t~~T~~reated as PFICs which will have a~~A~~dverse c~~C~~onsequences for U.S. Holders. If the Corporation is a PFIC and, at any time, has a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders of Common Shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to their indirect ownership interests in that lower-tier PFIC. If the Corporation is a PFIC and a U.S. Holder of Common Shares does not make an effective QEF election in respect of a lower-tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if either (1) the Corporation receives a distribution from, or disposes of all or part of its interest in, the lower tier PFIC or (2) the U.S. Holder disposes of all or a part of its Common Shares. If a valid QEF election was made in respect of a lower-tier PFIC, a U.S. Holder would be subject to the QEF rules described above with respect to the U.S. Holder's pro rata share of the ordinary earnings and net capital gains of the lower-tier PFIC, and the Corporation's earnings which are attributable to distributions from the lower-tier PFIC that had previously been included in the income of an electing U.S. Holder under the QEF rules would generally not be taxed to the U.S. Holder again. The Corporation intends to ask each lower-tier PFIC to comply with the reporting requirements necessary for a U.S. Holder to make a QEF election with respect to the lower-tier PFIC but there is no assurance each lower-tier PFIC will comply with such reporting requirements. As a result, a U.S. Holder may not have the necessary information to make a QEF election with respect to all or a portion of the lower-tier PFICs held by the Corporation.

A mark-to market election under the PFIC rules with respect to Common Shares would not apply to a lower-tier PFIC and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. Holders of Common Shares could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already having been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. Holder made a mark-to -market election under the PFIC rules in respect of the Common Shares and made a QEF election in respect of a lower-tier PFIC, that U.S. Holder could be subject to current taxation in respect of income from the lower-

tier PFIC, the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. Holders are urged to consult their own tax advisers regarding the issues raised by lower-tier PFICs.

Holdings Treated as United States Real Property Interests under FIRPTA

The Corporation may have holdings classified as United States real property interests which could subject the Corporation to U.S. fFederal iIncome tTax when sold. The Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), generally, operates to treat a foreign investor's gain from the sale of certain U.S. real property interests as income that is effectively connected with a U.S. trade or business and, therefore, subject to U.S. taxation at the income tax rates generally applicable to U.S. persons. FIRPTA will apply to the sale, exchange or other disposition of stock held by the Corporation if the issuer of the stock is or was, within five years before the transaction, a "U.S. real property holding corporation," or a USRPHC. In general, a company would be a USRPHC if interests in U.S. real estate comprised most of its assets. Because of the real property held by the U.S. entities in which the Corporation invests, the Corporation anticipates that such companies may be USRPHCs. If a U.S. company's common stock is regularly traded on an established securities market, the Corporation will be subject to withholding of U.S. federal income tax on the disposition of such stock if at any time during the shorter of the five-year period preceding the date of disposition or the Corporation's holding period in the stock the Corporation held more than 5% of the entity's common stock. Because the Corporation intends to hold substantial positions in many of the U.S. companies in which it will invest, even if the entities the Corporation invests in are publicly traded, the Corporation will not likely be exempt from the application of FIRPTA.

END